UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 2*

Qunar Cayman Islands Limited

(Name of Issuer)

Class B Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

74906P1049**

(CUSIP Number)

Ctrip.com International, Ltd.

c/o 968 Jin Zhong Road, Shanghai 200335

People’s Republic of China

Attention: Xiaofan Wang, Chief Financial Officer

+86 (21) 34064880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq.	Haiping Li, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
42/F, Edinburgh Tower, The Landmark	46/F, Jing An Kerry Centre, Tower II
15 Queen’s Road Central, Hong Kong	1539 Nanjing West Road, Shanghai 200040
Tel: +852 3740 4700	People’s Republic of China
Tel: +8621 6193 8200

February 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class B ordinary shares. CUSIP number 74906P1049 has been assigned to the American Depositary Shares (the “ADSs”) of the Issuer, which are quoted on The NASDAQ Global Select Market under the symbol “QUNR.” Each ADS represents three Class B ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	290138 205	Page	1	of	1	Pages

1	Names of Reporting Person Ctrip.com International, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) CO

Item 1.   Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D initially filed on November 5, 2015, as amended by Amendment No. 1 filed with the SEC on October 21, 2016 (the “Original Schedule 13D”).  Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D shall remain unchanged. All capitalized terms used in this Amendment No. 2 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, as applicable.

Item 4.   Purpose of Transaction.

With respect to the Original Schedule 13D, Item 4 is hereby amended by adding the following at the end thereof:

On February 24, 2017 at 10:00 am (Beijing time), an extraordinary general meeting of the shareholders of the Company was held at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing 100080, The People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company voted to authorize and approve the Merger Agreement, the plan of merger substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement, including the Merger.

On February 28, 2017, the Company and Merger Sub filed the Plan of Merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of February 28, 2017, pursuant to which the Merger became effective on February 28, 2017 (the “Effective Time”). As a result of the Merger, the Company became wholly owned by Parent.

At the Effective Time of the Merger, (a) each issued and outstanding Share, other than (i) Shares beneficially owned by each Rollover Shareholder, (ii) Shares held by Parent, the Company, or any of their subsidiaries, (iii) Shares (including ADSs representing such Shares) held by Deutsche Bank Trust Company Americas (the “ADS depositary”) and reserved for issuance and allocation pursuant to the Share Incentive Plans (as defined below) (Shares described under (i) through (iii) above are collectively referred to herein as the “Excluded Shares”), (iv) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent in accordance with Section 238 of the Cayman Islands Companies Law (the “Dissenting Shares”) and (v) Shares represented by ADSs, was canceled and ceased to exist in exchange for the right to receive $10.13 in cash without interest, and (b) each issued and outstanding ADS together with the Shares underlying such ADS (other than any ADS representing Excluded Shares) was canceled in exchange for the right to receive $30.39 in cash per ADS without interest (less $0.05 per ADS cancelation fees pursuant to the terms of the deposit agreement, dated as of October 31, 2013, by and among the Company, the ADS depositary, and the holders and beneficial owners from time to time of ADSs issued thereunder). The Excluded Shares and ADSs representing such Excluded Shares were canceled and ceased to exist for no consideration. The Dissenting Shares were canceled and each holder thereof is entitled to receive only the payment of the appraised fair value of such Dissenting Shares in accordance with Section 238 of the Cayman Islands Companies Law.

In addition, at the Effective Time, the Company (i) terminated the Company’s 2015 Share Incentive Plan and 2007 Share Incentive Plan, as amended and restated (together, the “Share Incentive Plans”), and any relevant award agreements applicable to the Share Incentive Plans, and (ii) canceled each unvested option to purchase Shares (“Company Option”) that was outstanding. There was no outstanding vested Company Option at the Effective Time. Each outstanding unvested Company Option granted under the Share Incentive Plans was canceled in exchange for an option to purchase ordinary shares, par value $0.01, of the Reporting Person (the “Converted Option”). Each Converted Option, upon exercise, will entitle the holder to the number of ordinary shares of the Reporting Person calculated by multiplying (A) the number of Shares underlying the unvested Company Options, by (B) 0.4833, being a ratio that ensures equivalent economic value for the Company Options (calculated in good faith in compliance with the relevant award agreement with the holder of the Company Options and the Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards between the Company and the Reporting Person, dated as of December 9, 2015), divided by eight, at an exercise price and a vesting schedule to be determined by the Reporting Person so as to ensure equivalent economic value with the unvested Company Options.

As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Market (“NASDAQ”). The NASDAQ has filed Form 25 with the SEC to remove the ADSs from listing on the NASDAQ and deregister the Company’s registered securities. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to terminate its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby replaced with the following:

(a) – (b)        As a result of the Merger, all Shares beneficially owned by the Reporting Person prior to the Effective Time were cancelled and the Reporting Person does not beneficially own any Shares or have any voting power or dispositive power over any Shares.

(c)   Except for the transactions described in Item 4 of this Amendment No. 2, no transaction in any of the Shares has been effected by the Reporting Person during the past sixty (60) days.

(d)   Not applicable.

(e)   At the Effective Time, the Reporting Person ceased to be beneficial owners of more than five percent of the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2017

Ctrip.com International, Ltd.	By:	/s/ Xiaofan Wang
Name: Xiaofan Wang
Title: Chief Financial Officer

[Signature Page to Schedule 13D/A]